MACKEY PRICE THOMPSON & OSTLER
                           A Professional Corporation
                         Attorneys and Counselors at Law

                                American Plaza II
                          57 West 200 South, Suite 350
                          Salt Lake City, UT 84101-3663
                             Telephone 801-575-5000
                                Fax 801-575-5006


Randall A. Mackey
rmackey@mpwlaw.com


                                 April 16, 2007




VIA EDGAR
----------

Thomas A. Jones, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Comments:   Re:  Paradigm Medical Industries, Inc.
                 Amendment No. 3 to Registration Statement on
                 Form SB-2
                 Filed April 16, 2007
                 File No. 333-137334

Dear Mr. Jones:

         We are in receipt of the Staff's letter dated December 20, 2006 with respect to the above-referenced Registration Statement on Form SB-2 (the "Registration Statement"). We are responding to the Staff's comments in behalf of Paradigm Medical Industries, Inc. (the "Company") as set forth below.

         For ease of reference, we have set forth the Staff's comments and the Company's responses below.

Calculation of Registration Fee
-------------------------------

         1. We note your response to prior comment 1. However, the exhibits you cite refer to an agreement "made and entered into" after the date of filing the registration statement. Therefore, we are unable to agree with your analysis, and we reissue the comment as it applies to how your activity was consistent with Section 5 of the Securities Act.

         In response to this comment, the Company has prepared and filed as Exhibits 10.31 and 10.32 the Second Amendment to the Registration Rights
Agreement dated April 27, 2005 and the Second Amendment to the Registration Rights Agreement dated February 28, 2006, respectively. The revised recitals in these agreements make clear that the Company and the initial investors verbally agreed on September 14, 2006, to amend both Registration Rights Agreements and, by such amendments to the agreements, have memorialized in writing the prior verbal agreements.

Outstanding Commitments to Issue Shares, page 4
-----------------------------------------------

         2. Given the possibility that you would have insufficient shares to issue all of the stock registered for resale, please ask your counsel to provide us its analysis of how it was able to provide an unconditional opinion as exhibit 5. If an unconditional  opinion cannot be filed, it is unclear why it is

Securities and Exchange Commission
April 16, 2007
Page 2
___________________________________

appropriate for a registration statement to be declared effective to permit the offer of shares you may not be authorized to issue.

         Registrant has updated and revised the table on page 4 entitled, "Outstanding Commitments to Issue Shares," to reflect a conversion price of $.012 per share based upon a market price of $.02 per share rather than a conversion price of $.003 per share based upon a market price of $.005 per share in the table in the prior amendment to the Registration Statement. The new conversion price is based upon the last reported sale price of the Company's common stock on March 22, 2007, which was $.02 per share. As revised, the table on page 4 of Amendment No. 3 to the Registration Statement reflects outstanding commitments to issue a total of 295,087,296 common shares rather than the 1,081,938,296 common shares shown in the table on page 4 of Amendment No. 2 to the Registration Statement. The number of the Company's authorized shares of common stock is 800,000,000 shares. Thus, this revised table arguably supports our firm's opinion, which is included as Exhibit 5.1, inasmuch as the Company's outstanding commitments to issue a total of 295,087,296 common shares are considerably less than the 800,000,000 authorized shares of common stock.

Selling Stockholders, page 54
-----------------------------

         3. Please refer to prior comment 3. Given the nature and size of the transactions with the selling stockholders, we are unable to agree with your analysis that the transaction being registered is appropriately characterized as a transaction that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i). Because the offering of the underlying common stock may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a resale registration statement before the time that the selling stockholders convert the outstanding shares and acquire the common stock. At that time, you may register the transaction on the form on which you are eligible to register a primary offering; identify the investors as selling stockholders and underwriters in the registration statement and include the price at which the underwriters will sell the securities.

         Please refer to the Company's response to prior Comment 3 in our firm's letter to the Securities and Exchange Commission dated December 8, 2006. In addition, the Company's response to this comment was discussed in a conference call that occurred on February 13, 2007, involving Carol McGee, Assistant Chief Counsel, Russell Mancuso, Branch Chief, and Thomas Jones, Senior Attorney, of the Division of Corporation Finance, Securities and Exchange Commission and Jonathan L. Schechter, General Counsel of The NIR Group, LLC.

                                                 Very truly yours,

                                                 /s/ Randall A. Mackey

                                                 Randall A. Mackey
cc:      Russell Mancuso
             Securities and Exchange Commission
         Jonathan L. Schechter
             The NIR Group, LLC
         Raymond P.L. Cannefax
             Paradigm Medical Industries, Inc.